Exhibit 99(a)(1)(I)

Form of E-mail Reminder for Vice Presidents

From: optionsforrsu.exchange@siliconimage.com

To:

Cc:

Subject: REMINDER: Option Exchange Program

Dear [Employee Name]:

We are sending this notice to remind you that the offer to exchange your eligible options for restricted stock units as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on August 4, 2010 (the “Offering Materials”) will expire on August 31, 2010 (9:00 p.m., Pacific Time), unless we extend the offer. If you choose to exchange eligible options for new RSUs, you must complete a paper election form and return it to Michael Macalintal via facsimile at (408) 830-9531 or e-mail at michael.macalintal@siliconimage.com (via PDF or similar imaged document file), before 9:00 p.m., Pacific Time, on August 31, 2010 (the “expiration date”), unless we extend the offer. To obtain additional copies of the paper election form, please send an e-mail request to Michael Macalintal or call (408) 616-4051.

Your participation in the offer is completely voluntary. You are not obligated to participate in the offer, and if you do not respond by the deadline referred to above, any options you hold will remain subject to their present terms. Questions about the offer or requests for assistance should be made by e-mail to Thao Dinh, our Global Compensation Manager at thao.dinh@siliconimage.com. Requests for additional copies of the Offering Materials should be made by e-mail to Michael Macalintal.

CONFIDENTIALITY NOTE:

The information transmitted is intended only for the person or entity to which it is addressed and may contain confidential and/or privileged material. Any review, retransmission, dissemination or other use of, or taking of any action in reliance upon, this information by persons or entities other than the intended recipient is prohibited. If you received this in error, please contact the sender and delete the material from any computer.